Filed by Leo Holdings III Corp (Commission File No. 001-40125)

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed und Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Local Bounti Corporation

Form S-4 File No.: 333-257997

This filing relates to the proposed business combination (the “Business Combination”) between Leo Holdings III Corp, a Cayman Islands exempted company (“Leo”), and Local Bounti Corporation, a Delaware corporation (“Local Bounti”), pursuant to the terms of an Agreement and Plan of Merger, dated as of June 17, 2021 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Leo, Longleaf Merger Sub, Inc., a Delaware corporation, Longleaf Merger Sub II, LLC, a Delaware limited liability company, and Local Bounti.

The following is a transcript of an interview first made available on September 14, 2021.

Seeking Alpha – CEO Interviews

Jason: Welcome to Seeking Alpha CEO interviews. We’d like to welcome Craig Hurlbert, CEO of Local Bounti. Local Bounti is a premier controlled environmental agricultural company or a CEA company redefining ESG standards for indoor agriculture. The company’s unique business model was based on building local facilities operated by local teams to deliver the freshest and highest quality produce to local communities while maintaining a limited carbon footprint.

Local Bounti announced plans to go public through a merger with publicly traded stock Leo Holdings III Corp in a transaction valued at roughly over $1 billion. The combined company will trade on the NYSE, trading under the ticker symbol LIII. Craig, welcome, and thanks for joining us. I appreciate you jumping on.

Craig Hurlbert: Thank you so much, Jason. Just great to be with you today.

Jason: Yes, of course. I just think from like a overarching view. If you could tell us a little bit about yourself, I think that’d be great, just your background and maybe how you landed at Local Bounti.

Craig: You bet. I was born and raised in Montana in the northeastern corner of Montana. I come from a family of farmers actually, a dryland wheat farm. I had an opportunity to spend my summers as a child on this farm, I had a great opportunity to learn so many great lessons, but really get farming in my roots. My grandfather had emigrated from Denmark and was a very large dryland wheat farmer in my teens. I didn’t end up becoming a farmer. I ended up going south to college, primarily to play college golf and my career’s moved me all over.

I began after college, I started my career in investment banking. From there, I moved into the energy industry, Jason, where I ended up with a big job at General Electric during the Jack Welch glory days in the mid-1990s, had a great opportunity to really learn from the best of the best at that time, how to run a business, how to behave as an executive, other training courses at Crotonville were amazing. I had an opportunity when I was there to build a global sales team, really from the ground up in a fast-growth startup inside of GE power systems.

My last quarter at GE, we closed over $1 billion in backlog. We really had something there. The next logical step for me was to become a CEO, which I did in 1999. Over the next 14 years, [unintelligible 00:02:38] ran two different businesses both in the energy space and the cleantech world, if you will. We built one of those companies from the ground up into a global provider of modular solutions, modular energy solutions for the power HVAC and data center space.

I think this is really important because learned a lot about HVAC, we put over 2 million tons of air conditioning in the ground, we did everything from the Palm Island in Dubai, the palm tree in[unintelligible 00:03:08] the ocean, if you’re familiar with that, all the air conditioning there to many different applications in the power industry about 400 power plants we worked on around the world and also solving very complex HVAC systems for the data center space. Because of all that HVAC experience very, very applicable into the controlled environment ag space as well, during my time at that business, it exited late last year, we delivered over 2,000 modules to 33 countries.

A lot of experience all over the world. I’ve served on over 20 boards, I was also selected to be the Ernst and Young Entrepreneur of the Year in 2009. Just a lot of executive experience in the energy space. The co-founder and I, Travis Joyner and I, have been investing in startup companies for about the last eight or nine years primarily in the energy, agriculture, and water space and we became very interested in the CEA business model. We really dug in and started to take a look and that ultimately ended up starting Local Bounti.

Jason: That’s fantastic. I do remember some of that Jack Welch, some of that mantra from when that was going on, kind of, “Hey, if you’re not a top-three player in a market, forget it.” A lot of that six sigma, I think came out of that, I could be mistaken, but, yes, a lot of great leadership training programs through that [unintelligible 00:04:38] GE program.

Craig: Right. Yes. I called it the glory days. GEs had some tough times here in the last 20 years, but when I was there in the mid-‘90s, executive recruiting firms were recruiting people like me on a very regular basis. I was very popular at the end of my tenure at GE and as I said, my next logical step was to be a CEO.

Jason: Absolutely. Which lands us at where you’re at at Local Bounti. We have a lot of great questions to dig into. I think if we could start with an overview of the business, I think that’d be great. What is Local Bounti and your mission?

Craig Great question. I think it’s really rooted in why Travis and I started the company to begin with. If you remember, I just said we were looking to make an investment in the CEA space. We did exhaustive due diligence. At the end of the day, I’ll short cycle the story, we couldn’t find a business that we felt was investible. If you think about the CEA space or really any business like this, it’s a high-growth capital-intensive, commodity-based global endeavor. We were looking to make an investment through that lens, and we couldn’t find a company that we really got excited about and we were disappointed.

We looked at each other and I remember we have a big whiteboard in our office and we were, “Geez, this is disappointing because this is going to happen. It’s just inevitable.” We slept on it a couple of nights, we came back and said, “What an amazing opportunity for us to bring our experience from another world, the energy space primarily into this agricultural technology space and really create a differentiated company.” That’s really what we did with Local Bounti. If I could summarize it all down into one thing, the one reason we did not make an investment in an existing CEA business when we were doing our due diligence, was because we didn’t see what we believe is really important.

That is a maniacal focus on unit economics. If you don’t have your unit economics in a place that can scale and can give you broad SKU diversity, you have a problem. I learned that at GE and then that was definitely solidified as I became a CEO in the energy space unit economics is everything in the energy world. You don’t survive if you don’t have great unit economics. We started back solving for that and three or four other things that we didn’t see, and that was the origin and really the impetus of Local Bounti, as to how we started the business.

I think the second part of your question was what is the vision for the company and where do we see it going? I want to be really clear on this point. It’s not Local Bounti or no one else. CEA will produce controlled environment agriculture, that acronym, will produce multiple winners. It won’t just be one winner and nobody else. We’re rooting for everyone in the space. However, I think it’s really important for investors to dig in and understand the differentiators between the companies that are out there, and what makes some companies different than other companies. CEA is going to play a role. Local Bounti, we believe will be a leader because of the way we’ve differentiated the company from origin backwards.

We were able to take a clean-sheet approach to building the company with what we saw missing backwards, we were able to move very, very quickly, three and a half years, very, very capital efficiently. We have a fraction of a fraction of the capital that others have raised that we put to work so far, and we’re more or less at the exact same point, or we might even be a little bit ahead of others as it relates to customers. We’re really excited about where we are, we’re really excited about the team that we have in place, a very diverse team, which we felt this industry needed and lacked a little bit of.

I tell you, it’s just so exciting to get, to tell this story and show the contrast between the different businesses that are out there.

Jason: Absolutely. Couldn’t agree more. I love what you said too. If some CEO came on our show, and was like we’re going to be the only player, we’re going to dominate the market. It’s like, “Okay,” but there’s a lot of other players. I think there’s can definitely be certain organizations that rise to the top like what you said either through like defined technology, which you guys have or define commercial operations which you alluded to as well. You mentioned that one term, I think it was meant unit metrics or unit, could you get into that more about what that? Is that like a margin or is that SKU diversity? What does that actually mean?

Craig: Unit economics, so on a SKU, take a SKU and how you understand the economics of that plant. If you don’t understand that economics today, or if you’re banking on technology improvements over the next five years to get to solid unit economics for that plant, that adds a degree of difficulty and a risk to the investor that I think they need to understand. At Local Bounti, we began solving backward for unit economics, understanding that we didn’t want to rely heavily on other things like genetics, and computer vision, and AI, and all those things.

Now, all of those things are upside in our pro forma to our investors. We will be utilizing some of the use of proceeds to really dig in on those things, and we could talk about that later, Jason. Our unit economics are really good because we intentionally back solve for them. In addition, I know we’ll touch on our technology in a minute because of the way we’re actually producing the plants, we can have more SKUs that have good unit economics, which is really what customers want. They don’t want just one thing, they’re trying to solve for their own supply chain. If you just give them one thing, then they’ve got to go get somebody else to provide the other 15 things, if you can provide them 20 things, that’s better.

We were very focused on unit economics in so much so Jason, that it’s something we intentionally talk about inside of our company. Everybody in the business, from the people inside of our facilities to the CEOs of the company, and everywhere in between. It’s all about unit economics, and what that really translates to the investor is superior financial returns.

Jason: Absolutely, I could see that totally. I mean, even in my own experiences. If I’m buying something, even from a cross-selling standpoint, if I buy something from you, the quality’s good, “Oh, they have a new products. Hey, let me try of that. It’s great loyalty and brand recognition associated with that, too.” Having that SKU breath is really important, so thank you for detailing that. Do you see controlled environmental agriculture, how do you see that affecting the industry long term? We’ve seen traditional ag always having a place or as the food demands on our growing world grow, that may be become phased out? How do you see that kind of symbiosis in the future?

Craig: Well, it’s really the question. It’s such a great question. It’s such a deep question. There’s so many ways to take that. I believe traditional agriculture will always play a role in at least always meaning the next 50 to 100 years I think it will. I think what you’re going to see happens, and it’s really hard to answer this question without talking about food waste, and the system that we’re living within right now. Okay, so just a quick couple of facts for the listeners, or the viewers as well. The total available market for leafies is about $30 billion, just in the US alone, less than 1% of that is farmed indoor today, roughly. There’s a long way to go in terms of the total available market.

However, most of that, let’s talk about food waste, and then I’ll attack your question. It is estimated that we waste about 40% of all of the food that’s produced globally. Can you imagine that? It doesn’t end up getting to a mouth. That food that’s wasted ends up going into a landfill usually. When that food decomposes, it creates a methane gas that goes into the atmosphere, which does what? It adds to climate change or climate cycles, whichever side you’re on. It’s estimated that agricultural waste is 40% of the methane and the issue as it relates to climate change.

The problem with that is, you’ve got climate change impacting agriculture, agriculture, being the number one problem with climate change. It’s like a death spiral. Something’s got to change there for sure on a major spectrum. I believe over time, Jason, what you’re going to see is the products that can be produced economically, closer to the consumer. Let’s just take a broad brush and say lettuce, today a head of lettuce, most likely in Chicago, Minneapolis, anywhere in the north, really anywhere is coming from California, Arizona or Mexico. That product is harvested. It’s dead when it’s cut.

It’s then being washed, it’s then being transported through multiple cold chains, which require climate footprint because you got to cool spaces. By the time it gets to the grocer, it’s really been through quite a path, quite a road trip. As a result of that, the product doesn’t last as long, et cetera, et cetera. I think as it relates to the perishables, leafies, which is where Local Bounti is focused, you’re going and first, now, our technology can do other things, but first, we’re going to be focused on what I’ll call perishables. You’re going to see the whole concept of local, becoming very important.

When we were doing our due diligence earlier on, as I mentioned, one of the things that jumped out at us was the concept of local. Retailers want more local produce, and our families want more local produce, everybody wants more local. We saw it so important, Jason, we put it right into the name of the company, Local Bounti. The idea was to place farms very close to the end consumer. You cut out all of that carbon footprint, and all of that path that that product has to go along to get to that consumer, all the while using 90% to 95% less water, 90% less land, no herbicides or pesticides, year-round production.

Really, if you have the right unit economics, you get the same price point for what you’re currently buying that’s taking that long track. I believe the answer to your question really is CEA is here to stay, I believe it will attack perishables first, and then it will look to other places where it can economically compete with traditional agriculture. The whole climate change problem that has now has a new sense of urgency, it feels like to all of us, with droughts and hurricanes in Louisiana, and fires, all this stuff going on. I think what you’re going to see is more consumers interested in how the product was produced, and what it’s going to do for their families.

I think when they start doing that, the concept of a local is really going to grab them and I don’t think they’ll ever turn back.

Jason: I couldn’t agree more, Craig. You touched on so many great things, too. I find the digital transformation of companies is a big shift right now and then this move to sustainable ESG focused mindsets and leadership is really huge. You touched, a lot of people, I don’t even know, because I always think, “Okay, my food comes from California.” I’m getting my raspberries from this farm in California.

I always think, “Oh, wow, it’s a long way to travel. It’s a lot of oil or trucks. It’s just a really far supply chain,” but I didn’t even think about, it’s a cold chain storage, the waste of the food, there’s methane that you mentioned on that. There’s just all these other subterranean aspects of climate change that go into that also. Maybe the problem is actually a lot more systemic than we even realized, right?

Craig: I think it is. I think one of the benefits from Travis and I, not coming from deep, deep agricultural, I’ll say backgrounds, and it is that we can look at things a little bit differently. I think, Jason, my biggest frustration or my biggest goal with Local Bounti, is to allow the consumer to have transparency on what they’re buying. Right now, if you go into a grocery store, and you look at the produce aisle on the shelf, there’s no way for you to determine what that product actually went through to get onto the shelf. What we’re going to do at Local Bounti is help consumers understand, here’s the path that your product took. Here’s the impact on the environment.

I believe that when the consumer has that transparency, they will make a decision, and they will never turn back. That moment is upon us, in my opinion. I guess the transparency is going to be a major deal when we get to that point, and I think we’re really, really close.

Jason: I agree completely. It’s interesting because I was going to ask a number of them because Local Bounti has attracted the attention of a number of major industry heavyweights and you’re really the first and the only company in this space to receive financial backing of large organizations. One of them happens to be Cargill, and I was going to ask you about your proprietary on stack technology, but for those companies, how much is the proprietary technology which we can get into now or later on? Is that the focus too or is it more of they really want an aspect of knowing that the consumer has choice and everything that you just mentioned is which is really paramount?

I think they want to buy from a product that has that as part of the — I’m putting my money where my beliefs are basically. Where do you see their investment? Is it more focused on that or is it more of just the technology or is it kind of a mixed basket?

Craig: I think again, having someone like Cargill under our tent, having an international player under our tent, our PIPE is super high quality, very, very high quality and it was very intentional but I’m going to go straight to the root of it. Then I’m going to come back and we can talk about technology. I believe the whole industry has been too fascinated with slides and technology. Technology’s really important, don’t get me wrong, but it’s about time we need to really start digging in on economics and making our facilities very profitable. I think at the end of the day, if I was — we added Mark Nelson who’s the outgoing CFO of Beyond Meat to our board of directors.

Mark’s an amazing individual, Travis and I had a 30-minute conversation with him and all we talked about was unit economics. He said, “I’m all in, I’m all in because I’ve talked to other folks, you guys are the ones that are totally focused on that.” That’s the reason why Beyond Meat was able to do what it did because we had to beat the incumbent which is a cow and we had to really get our unit economics to a certain place.

Why would we be able to attract such a high-quality PIPE and why are the Local Bounti shareholders in for a good ride? This is my opinion. The valuation we set on the company okay, is about 1.6 times revenue or 3.9 times 2025 EBITDA. Others in our sector are much higher than that. Our potential for the investor to earn a disproportionate amount of upside in the company through the valuation is significantly bigger. That combined with the unit economics that are being proven out in our facility today. I think really resonated with the quality investors we have. Unit economics and a very, what I’ll call a compelling valuation when compared with the others that were doing the same thing we were doing.

Now, you had a secondary, I’ll let you ask the add-on to that question.

Jason: Sure. I apologize too a little bit, some of the questions are complex here, but I think it’s we’re drilling down into the meat of the organization. I appreciate you’re having such flexibility here that the smart technology, is that something that is also driving there just the folks under your tent is also a technology-driven play also.

Craig: Correct. The whole financial side that I just went through great unit economics, a really sound valuation compelling relative to the others, and really, really good profitability that’s compelling, but underneath that has to be the technology to support that. They had to come in and do their due diligence as well. Again, we solved backwards for our technology. I’ll give you and the viewers a quick overview of controlled environment agriculture.

There’s vertical farming, vertical farming has high yield, but it also has high CAPEX and high OPEX because you got to do the lighting and it’s very expensive to build. That’s vertical farming, high yield is great but it also has high CAPEX, high OPEX. Horizontal farming or greenhouse farming we studied that Travis and team went to the Netherlands dug in on all the technologies and here’s what we learned. Lower yield, but a lower capital cost and a lower operating cost. High yield, high cost, low yield, low cost. We didn’t really like either of those.

In fact, we wouldn’t have made an investment and started Local Bounti had we not figured out what is now called stack and flow where we’re getting the best of vertical and the best of horizontal by taking what we call a high yield and low cost. That unleashes the unit economics. We didn’t invent new technology. We took existing technology that was already in place so supply chains are already there. We’re utilizing it differently to get high yield and low-cost better unit economics. which lead to better profitability.

Jason: That makes a lot of sense. It’s a combined approach. Technology is the underbelly, these companies are the folks under your tent, they’re doing their due diligence, but there’s this overarching ESG component that’s really massive as well. Thank you for that. I appreciate you detailing that as well. You guys have a lot of other [unintelligible 00:25:27] ancillary benefits that I wanted to get into your footprint as well, and your distribution network. Correct me if I’m wrong in any of this, but you’re geographically located in the Pacific Northwest, but it mentioned your investor deck too.

The potential for, not leases, but for other companies to come in and basically license your technology or do a franchisee, that’s the word I’m looking for. Excuse me. Do you see the future of the company as more of a franchisee method or that you guys are scaling cross country in a way in these distribution networks?

Craig: Great question. I think in all great companies, there’s a lot of different ways you can go. There’s a lot of different optionality or what I’ll say upside potential inside of any great business, especially one as exciting as Local Bounti. I think what I want the viewers and yourself Jason to understand is our leadership team is focused on delivering the proforma. That means we’re going to build seven facilities in the Western United States. Those facilities are going to deliver the financial projections that we’ve laid out.

Now, with that said, we have not modeled anything on the licensing side. We’ve not modeled any R&D work that we’re currently looking at doing, and other things into the financial projection, but the operating team is very focused on getting plants built and getting them up and running. That’s the focus of the team. Now, let me explain, the TAM, I mentioned a minute ago is $30 billion for the US, it’s roughly $10 billion for the 17 states in the left half of the United States or the Western half of the United States. That’s where we’re focused initially. The importance of having a distributed facility profile, Jason, is back to this whole local concept.

We couldn’t build one huge facility in one state, for example, and call ourselves local. If we had to backsolve for getting those great unit economics on a distributed plant profile. Sometimes when you get bigger, you could get better unit economics, but we knew we couldn’t do it all in one place because the customers were demanding local. That whole back to the brand and the trust that you’re building with your consumers. Effectively, we had to backsolve for great unit economics on a distributed footprint. We’ve done that.

Our first plant is in Montana serving the Northwest. We’re in over 400 grocery stores today. Our second plant will be in Pasco Washington. We’ll have one in Colorado, most likely one in Nevada, and so on and so on. We will be utilizing our proceeds to build out our facilities, to build distributed facility profiles so we can have local product farmed by local talent delivering produce that’s basically fresh straight to the mouths of the consumer.

Jason: That’s great. We talked some color commentary prior to the start of the interview that we’ve all received that head of lettuce. It’s in the fridge for like two days and it’s rotting or it’s slimy, you got to throw it out or you forgot about it. Being able to get something a lot more fresh and local, it seems like a massive competitive advantage. I’m more, especially, I’m busy, if you’ve got kids, I’m much more prone to pick just from a layman’s perspective, to grab something that I know is going to last longer than maybe something else that I might forget about in the back of my fridge per se. Right?

Craig: Right. Exactly.

Jason: I know you touched on the TAM, which was great. I was going to ask you what your idea, and I think you mentioned around $30 billion roughly and you’re expecting roughly about 462 million in total revenue by 2025 with about 200 million in EBITDA with about 60% gross margin. Is that just historically in this market, is the 60% gross margin, is that typically high? Is that something that you see could be reproducible because this seems like a model that you could roll out because it’s greenhouse-based? It’s very like reproducible model. How accurate or not so much accurate, but how confident do you feel around — I know you’ve mentioned, these are what’s driving your strategic investments, kind of your number here moving into 2025.

Craig: Yes, on the financial side of things, and the margins et cetera, unit economics we’re currently basically realizing in our first facility that is in Montana is about 90% of that projection gross margins in 2025. We’re only projecting a minor increase in the improvement in unit economics over the five years. Now, we have complete teams focused on that. I’ll give you one example. Genetics. A lot of people talking about genetics, but here’s for the viewers, kind of a simple view of it. The seeds most people are using in indoor agriculture were actually engineered and developed for outdoor usage to handle drought and weather issues and all that.

The seeds are not really optimized for creating a perfect environment for the plant, which is what we do at Local Bounti. We give the plant exactly what it needs, when it needs it, so it can thrive throughout the thing, throughout the whole process. When we get to engineer those seeds for things like yield, flavor, texture, et cetera, we are going to unleash tremendous opportunities to improve those margins. All of that’s really upside, but we have a line of sight to those margins, we’re very excited about where we are. Again, transparency is going to be really important.

We want to be the CEA company that’s putting our numbers out there. It’s one of the reasons why we want to go public, so we can be transparent, and everybody can see what we’re doing and can compare and contrast against others in the space. It’s something we’re really embracing. We have the whole team focused on.

Jason: Absolutely. You mentioned there are some other players in the market, in this space, too. You seem to have some key differentiators in terms of just strategic partners and a lot of the things we discussed already. Could you discuss the valuation of the company and how Local Bounti compares to some of these other vertical farming companies in the public sector? I know you guys have strong cash flow, strong inside ownership of the organization, which I think is important, but what are some of the key ways that you guys differentiate yourself?

Craig: Yes, I think of ourselves differentiated in four main ways. One, unit economic focus, and our stack and flow technology allows us to unleash those great unit economics, which leads to financial benefit for the investor. Secondly, we’re local. We are applying a distributed facility approach, utilizing our technology and other smart things inside of the facilities themselves. Local’s critical. Everybody loves a local product. The third way, Jason, this is a big one. We haven’t talked about this yet. Local Bounti is creating a brand. Our chief marketing officer was part of the Chobani team from day one and help take that business to over a billion dollars in revenue.

Josh White has shut down his creative agency of 20 years. He is inside the Local Bounti tent with a big part of his team. We are focused on building a brand around Local Bounti. That the customer now could go into that produce section that’s largely unbranded and really connect with the brand. We’ve got a lot of really, I think, effective and exciting ways that the consumers are really going to benefit. Unit economics, being local, having a brand, and then finally, our unit economics are going to lead to better ESG metrics. I believe the next big thing in sustainability is measuring. No more whitewashing of the data.

I think there’s been a lot of that in the past, not just in CEA, but across the board. I think GRI certifications and other institutions are coming out. I believe Local Bounti wants to lead in the measurement side of sustainability, so our customers can know how we rack and stack against others. Those are the four main differentiators for Local Bounti.

Jason: Absolutely. I feel like creating a brand in produce is huge. If I go to a different part of the country sure there’s the [unintelligible 00:35:04] Doles of the world, there’s the Driscoll’s of the world, but you’re not going to typically find it. They tend to source more hodgepodge rights, it was local to that area, but you run into some of the other fresh dynamics, maybe it’s not as fresh as it could be potentially. Then you guys have that competitive advantage.

I did want to add all of this stuff, non-GMO, pesticide-free, sustainably grown and I’m just spitballing here too. I could even imagine with solar panels or something, you could actually probably have a completely closed-loop from an ESG perspective. Is that something you guys have looked at or even explored?

Craig: Absolutely. Remember to our experience with HVAC and think about the acronym controlled environment agriculture, two of the words have to do with HVAC or controlling the environment before you ever get to agriculture. Our experience in HVAC is a huge differentiator because we’re really attacking this from the energy and getting the right climate to the right plant at the right time. I think the other thing too is keep in mind our facilities.

Our first one has 12 greenhouses, each one of those greenhouses can have a separate climate zone. So we could be growing basil that likes it, like Hawaii temperature so we could be growing basil at greenhouse number one. Right next door, literally on the other side of the wall in greenhouse number two, it can be Salinas. We can be growing lettuce there so it allows us again, massive SKU diversity and unit economics across all of the SKUs that we’re growing. It’s very exciting actually, very exciting on that front.

Jason: Absolutely. It’s so ironic too. We do interview some of CEOs in the cannabis space and they — Same type of dialogue. In-house, greenhouses versus outside, outside full-scale, no greenhouse. Controlled environment, quality control, I’m just blown away by the similarities but it’s a lot more than — It’s like you said. It’s a lot more than just the technology. It’s a lot of the other lot of things that you guys really excel at in addition to that. Could you talk about the stack and flow technology a little bit? I know it was mentioned in the investor deck a lot. I think it’s one of your kind of key differentiators from some of the other players in the industry.

Craig: We have a pioneer patent on this technology, we have a bunch of other ancillary patents that are working around that patent but stack and flow basically as I mentioned a little bit ago, is the combination of the best of vertical farming and the best of greenhouse farming to really unleash what I will call labor and energy efficiency for the entire facility and specifically for each SKU that we’re growing. We take vertical farming and we do the plantlets inside the vertical farm. They grow to about this size when it’s optimal to put them into the greenhouse and let them flow into the greenhouse if you will.

What this allows us to do is utilize the vertical farm, very space-efficient, energy-efficient in terms of growing small little plantlets, and then we get the best of the greenhouse farming where the plant can really thrive until it’s ready to be harvested. Stack and flow was a major breakthrough, we believe to some people that may look very obvious now but it wasn’t obvious when we started Local Bounti.

It was us that kind of — Again, back solving intentionally for high-yield and low cost, that’s how we got there. When we hear companies say we’re the premier vertical farmer in the world, that sounds great. Sounds really good, but what are your unit economics, and can you deliver multiple 20, 25 SKUs with that technology? Investors need to understand that. It was very intentional on the stack and flow and we’re really excited about where we are and it meant to, Jason, we had to put a vertical talent, grow talent in our business, and also greenhouse grow talent in our business.

We have the benefits going there, which is really, really interesting because there’s some synergies there that we were not expecting that we’re getting out of that as well.

Jason: I would think absolutely. You mentioned talent too. I meant to ask, your business is so unique, but there are competitors. Is there an aspect of M&A that comes into this as a CEO and how you look at things in terms of like talent distribution?

A lot of times you’re buying a company, you usually go, “Okay, great, we want your assets, but we really want your people.” Are you guys have a fit, a solid balance sheet over $100 million in a trust as part of this SPAC deal. What do you think about in terms of just M&A where they see this projected out?

Craig: It’s just the whole talent acquisition thing. I’m so glad you asked this question. I’m finding at this stage of my career, I’m so excited about humanity and talented people. I think talented people are saying more and more. I want to work for a business that’s going to not only do good but do better. I want to be part of something. I want to take my skill set and apply it and really feel the impact for my family, for the environment, for my local community, et cetera.

The amount of talent that we’ve been able to attract at Local Bounti is disproportionate to the size of business we are but perfectly proportionate to where we’re going. Amazing set of talent. This may sound corny, I’m actually honored to be able to represent all these people on things like this because super talented group of people from all different corners of the industry. Very, very exciting time. The talent side of thing is one thing and really have been able to knock that out of the park.

As it relates to M&A, here’s what I will say on that. I believe, over the next three or four years, there’s going to be companies that execute to what they said or close and companies that don’t like every other industry. There’s a lot of money chasing controlled environment agriculture. Why? Big TAM. 95% less water, land, herbicides, pesticides, ESG, all that stuff? Economics look good. It’s a capital-intensive business so a lot of dollars are flowing in.

Here’s my working thesis. There will be people that do well, companies that do well, and companies that don’t. The ones that do well in five years will be sitting really good and will be able to potentially roll up others, or make acquisitions in the space that are very, what I would call a, let’s say accretive. The other thing too is everything we’ve talked about so far is US-based. This is a global problem. It’s a global challenge. Once this technology, once the CEA space produces some winners, you’re going to see massive capital flowing in and a huge opportunity for the companies that do well. All of that is upside to the investors that are investing today.

Jason: Absolutely and I appreciate touching on both the talent side and the M&A side therein. If you would have put an inning on this, Craig, where would you say what inning were it perhaps maybe a baseball analogy?

Craig: It’s funny, my dad played minor league professional baseball so I grew up a baseball player, baseball fan. I believe the whole industry is still warming up. I think we’re still at the very, very, very if not that, we’re at the very, very early innings, but it’s a World Series seventh game. It’s a big deal. It’s really important that we get it right and I tell my team. Travis and I are focused on this message to our team. It’s all about execution. It’s all about delivering. It’s all about unit economics. It’s all about being a real business, not an R&D enterprise because R&D is great, but R&D won’t end up winning the day over time.

Don’t get me wrong. We have a healthy R&D going on inside of our business, but we’ve also got to execute as well.

Jason: Agreed totally. R&D is great when you have profitable wings in the organization that can pay for it and it’s not diluted. [laughs] Absolutely. Craig, we discussed a lot of stuff. I just really appreciate your time. I would even love to have you back and speak to you again. Is there anything you’d like to leave investors with as we go out, as you move to this 2025 projection as you build out new greenhouses, maybe a few key things you’d like to leave investors with?

Craig: Yes. First of all, Jason, thank you so much for your time and your great questions. Appreciate it very much and your interest in CEA. If at any point in time you want to have me back, I’d love to join. I’m a huge fan of Seeking Alpha as just as a person. I appreciate what you do for investors. My real advice to the investor is take a look at valuation. Take a look at valuation and then study that and then look at where this can go. We’ve got a problem, it’s a global problem. Change is happening right in front of our eyes, and who has a valuation that is compelling today? Can I get in now? Is there a disproportionate amount of upside to my investment?

I think when you do that analysis, I think you’re going to see Local Bounti really stand out. I want you to know, the investors to know, it was intentional for Travis and I to value the company where we did. We wanted to get Cargill onboard. We wanted Fidelity and BNP. We wanted a quality group of people under the tent, so we priced it accordingly. We’re not looking to make huge valuation when we go public, we’re looking to build a 30-year enterprise that can really play a huge role in indoor agriculture globally moving forward.

Jason: Craig Hurlbert, CEO of Local Bounti. Craig, thank you so much for this discussion. I really appreciate it.

Craig: Thank you, Jason.

Jason: Take care.

Additional Information

In connection with the Business Combination, Leo filed with the SEC, on July 19, 2021, a Registration Statement on Form S-4 (as amended or supplemented through the date hereof, the “Registration Statement”), containing a preliminary prospectus and preliminary proxy statement. After the Registration Statement is declared effective, Leo will mail a definitive joint proxy statement/prospectus and other relevant documents to its shareholders and public warrant holders. This communication is not a substitute for the Registration Statement, the definitive joint proxy statement/prospectus or any other document that Leo will send to its shareholders in connection with the Business Combination and public warrant holders in connection with the proposed amendment to the warrant agreement that governs all of Leo’s outstanding warrants (the “Warrant Amendment”). Investors and security holders of Leo are advised to read the preliminary joint proxy statement/prospectus in connection with Leo’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve the Business Combination (and related matters) and special meeting of public warrant holders to be held to approve the proposed Warrant Amendment and, when available, any amendments thereto and the definitive joint proxy statement/prospectus, because the joint proxy statement/prospectus contains important information about the Business Combination and the parties to the Business Combination and the proposed Warrant Amendment. The definitive joint proxy statement/prospectus will be mailed to shareholders and public warrant holders of Leo as of a record date to be established for voting at each of the extraordinary general meeting of shareholders and special meeting of public warrant holders. Shareholders and public warrant holders will also be able to obtain copies of the preliminary joint proxy statement/prospectus, the definitive joint proxy statement/prospectus and other documents filed with the SEC without charge, once available, at the SEC’s website at www.sec.report or by directing a request to: Leo Holdings III Corp, 21 Grosvenor Pl, London SW1X 7HF, United Kingdom.

Participants in the Solicitation

Leo and its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Leo’s shareholders in connection with the Business Combination and public warrant holders in connection with the proposed Warrant Amendment. Investors and security holders may obtain more detailed information regarding the names of Leo’s directors and executive officers and a description of their interests in Leo in Leo’s filings with the SEC, including the preliminary joint proxy statement/prospectus of Leo for the Business Combination. Shareholders and public warrant holders will also be able to obtain copies of the preliminary joint proxy statement/prospectus, the definitive joint proxy statement/prospectus and other documents filed with the SEC without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Leo Holdings III Corp, 21 Grosvenor Pl, London SW1X 7HF, United Kingdom.

Local Bounti and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Leo in connection with the Business Combination and the public warrant holders of Leo in connection with the proposed Warrant Amendment. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the definitive joint proxy statement/prospectus for the Business Combination when available.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Leo’s and Local Bounti’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Leo’s and Local Bounti’s expectations with respect to future performance and anticipated financial impacts of the proposed Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Leo’s and Local Bounti’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (2) the outcome of any legal proceedings that may be instituted against Leo and Local Bounti following the announcement of the Merger Agreement and the transactions contemplated therein; (3) the inability to complete the proposed Business Combination, including due to failure to obtain approval of the shareholders of Leo or other conditions to closing in the Merger Agreement; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the Business Combination to fail to close; (5) the amount of redemption requests made by Leo’s shareholders; (6) the inability to obtain or maintain the listing of the post-business combination company’s common stock on the New York Stock Exchange following the proposed Business Combination; (7) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; (8) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (9) costs related to the proposed Business Combination; (10) changes in applicable laws or regulations; (11) the possibility that Local Bounti or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties indicated from time to time in the proxy statement relating to the proposed Business Combination, including those under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Leo’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2021, and which are set forth in the Registration Statement filed by Leo and in Leo’s other filings with the SEC. Some of these risks and uncertainties may in the future be amplified by the COVID-19 outbreak and there may be additional risks that we consider immaterial or which are unknown. It is not possible to predict or identify all such risks. Leo cautions that the foregoing list of factors is not exclusive. Leo cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date they are made. Leo does not undertake or accept any obligation or undertaking to update or revise any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and otherwise in accordance with applicable law.